Via EDGAR

April 17, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey Gordon and Anne McConnell

Re:	Re: Inseego Corp.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed February 21, 2024
File No. 001-38358

Dear Mr. Gordon and Ms. McConnell:

On behalf of Inseego Corp. (the “Company”), this letter responds to the comments issued by the staff of the Division of Corporate Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated April 9, 2024 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Current Report on Form 8-K that was furnished with the Commission on February 21, 2024 (the “Form 8-K”). For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Form 10-K and the Form 8-K, as applicable.

Form 8-K filed on February 21, 2024

Exhibit 99.1, page 1

1.  We note you present the non-GAAP measure, Adjusted EBITDA, but do not present the most directly comparable GAAP measure, Net loss, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and will present the most directly comparable GAAP measure with equal or greater prominence to each non-GAAP financial measure it presents in all future filings.

2.  We note you present several non-GAAP measures that include adjustments for "inventory adjustment - E&O and contract manufacturer liability" and "write-off of capitalized inventory fees". It appears these non-GAAP adjustments related to inventory represent normal operating expenses necessary to operate your business and are not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to no longer exclude these adjustments from any non-GAAP performance measure or explain why you believe the adjustments are appropriate.

The Company acknowledges that under most circumstances, inventory adjustments are normal and recurring. In fact, the Company respectfully advises the Staff that the Company has historically not included adjustments for inventory related items in its non-GAAP measures.

1

April 17, 2024

With regard to the adjustments that were made in 2023, the Company considered the guidance in Question 100.01 and believes that the adjustments made were appropriate as the adjustments were neither normal nor recurring. The Company also believes that, leaving the charge in Adjusted EBITDA would have been potentially misleading to investors as to the underlying results for the period.

To provide background to the Company’s individual facts and circumstances (as required under Question 100.01) the Company notes that for the majority of its over 20 year existence as a public company (including its predecessor company, Novatel Wireless), it has relied on producing mobile hotspots through contract manufacturers for substantially all of its revenue. During recent years, demand for the Company’s products was impacted by significant societal and technological shifts. As an example, the COVID pandemic initially significantly increased demand for mobile hotspots, then demand for certain of the Company’s products declined from this peak as the economy and the markets the Company participates in went through a period of shutdown, then work from home, then return to office, all while dealing with global supply chain issues. To illustrate the impact of these changes to the Company, note that the Company’s revenue increased from $219 million in 2019 to $314 million in 2020, a 43% increase. In 2023, the Company’s revenue was $196 million, a 37% decrease from 2020. As is required under GAAP the Company monitors its inventory for excess and obsolescence and during 2023, as a result of the factors described above and decreases in the Company’s sales forecasts that occurred during 2023, the Company concluded that it needed to take a significant charge to its on-hand inventory and to record liabilities related to purchase orders placed with its contract manufacturers. The total expense taken for these items during the third and fourth quarters of 2023 was approximately $17 million.

And so accordingly, in preparing the Company’s 8-K filing filed on February 21, 2024, the Company concluded that in order to make Adjusted EBITDA and other non-GAAP metrics meaningful to investors, it should exclude the one-time charges related to the adjustments described above as the adjustments were not normal (as they resulted from the significant changes noted above), and they were not recurring (as they relate to the Company’s strategic changes as a result of those changes and will not recur in the future). For future filings, the Company intends to:

(a)	not adjust Adjusted EBITDA for normal and recurring inventory related items in future filings (consistent with its historical practice)

(b)	continue to show the adjustments described above related to 2023 in its comparative non-GAAP reconciliations, and

(c)	include enhanced disclosure around why the charges were adjusted for in the Company’s future 8-Ks that include the 2023 information as the comparative period. The disclosure will be substantially similar to the following:

(*) The inventory-related expenses shown above are a reconciling item when calculating Adjusted EBITDA as the Company believes these adjustments are neither normal nor recurring. Ongoing inventory-related adjustments, including those in the current period, are included in Adjusted EBITDA.

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (858) 812-3415.

Sincerely,

/s/ Steven Gatoff

Steven Gatoff

Chief Financial Officer